Via Facsimile and U.S. Mail
Mail Stop 6010
								December 12, 2005

Mr. Weidong Yin
President, Chief Executive Officer and Director
Sinovac Biotech Ltd.
39 Shangdi Xi Road
Haidian District
Beijing, P.R.C.  100085

Re:	Sinovac Biotech Ltd.
	Form 20-F/A for Fiscal Year Ended December 31, 2004
	Filed November 29, 2005
      File No. 1-32371

Dear Mr. Yin:

      We have reviewed the above amendment and your November 21,
2005
response letter to our October 12, 2005 comment letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Amendment No. 3 for the year ended December 31, 2004

Item 3: Key Information, page 2

A. Selected Financial Information, page 2

1. Please clearly label the fiscal years, which have been restated.
Also, we note that Sinovac China was incorporated on April 28, 2001.
Please provide selected financial data for the fiscal year ended December 31, 2001 or disclose, and explain to us, why information for this fiscal year has been omitted. Please refer to Item 3A to Form
20-F and the related Instructions to Item 3A.

Item 5: Operating and Financial Review Prospects, page 32

A: The Company, page 32

2. Your disclosure states that the Company has restated its financial statements for the year ended December 31, 2004. Please expand your disclosures to clarify that the financial statements for the three years ended December 31, 2004 have been restated.

Item 15: Controls and Procedures, page 66

3. We note the restatement of your financial statements as indicated in Note 2 on page 80. Please revise your controls and procedures disclosure to specifically address the impact of these restatements on your evaluation of your disclosure controls and procedures. If true, please specifically indicate why you believe your disclosure controls and procedures are still effective in light of your restatements. In addition, please file currently dated management certifications with your amendment.

Item 17: Financial Statements, page 71

Report of Independent Registered Public Accounting Firm, page 72

4. It appears Ernst & Young LLP is relying on Interpretation 15 to
AU
508 in issuing an audit report solely on the audit work they performed on the adjustments to restate the 2004, 2003 and 2002 financial statements originally reported on by Moore Stephens Ellis
Foster Ltd. It is unclear why this literature is applicable in this situation. In this regard, we note that footnote 2 to Interpretation
15 to AU 508 states that "a firm is considered to have ceased operations when it no longer issues audit opinions either in its own name or in the name of a successor firm." Please tell us the following:
a. Whether the legal entity of Moore Stephens Ellis Foster Ltd. still exists, even if just in the form of a shell company. If so, please tell us whether the legal entity still has liability insurance.
b. It appears that Moore Stephens Ellis Foster Ltd. has reissued its audit report for inclusion in the 20-F/A since this report is not labeled as a "copy." If so, please tell us why Moore Stephens Ellis
Foster Ltd. could not perform the required restatement adjustments.
c. Tell us whether Ernst & Young LLP plans to assume responsibility for any of the audit reports previously issued by Moore Stephens Ellis Foster Ltd.
d. Assuming Interpretation 15 to AU 508 is the applicable literature, please tell us how Ernst & Young LLP thought it was appropriate to issue an audit report on just the restatement adjustments applied to each of the past three years of the financial statements, without auditing the current period financial statements. In this regard, we note that paragraph 75 to AU 9508 states clearly that if the prior period financial statements have been restated, and the successor auditor is requested to report on those financial statements without also reporting on the current-period financial statements, the successor auditor would need to re-audit the prior-period financial statements in order to report on them.
e. Finally, paragraph 70 of AU 9508 states that in some instances, a re-audit of the financial statements is required, as opposed to just having the successor auditor audit the restatement adjustments (assuming Interpretation 15 to AU 508 is the applicable literature).
AU 9508 further states that "a re-audit ordinarily is necessary" when the restatement relates to the correction of an error. Tell us how
Ernst & Young LLP considered this literature in deciding to only audit the required restatement adjustments related to the correction of an error.

5. Please have Ernst & Young LLP remove the reference to the Securities and Exchange Commission in their report.

Consolidated Statements of Operations, page 77

6. Please revise your presentation of government research grants to either net the amounts against your research and development expenses as you previously classified them or include them as a separate line item in revenues. If you chose the latter presentation, please revise your presentation in Item 3 and revise your results of operations discussion in Item 5 to clearly identify and analyze gross profit from your product sales separately from government research grant revenue.

Note 2: Restatements, page 80

7. Please expand your disclosure to discuss the revision of share information in your statements of stockholder`s equity and in your earnings per share computations resulting from the retroactive restatement of equivalent shares received in the reverse acquisition transaction.

      As appropriate, please amend your Form 20-F for the year ended
December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


cc via facsimile only:	Mr. Michael T. Shannon, Esq.
			Devlin & Jensen

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Mr. Weidong Yin
Sinovac Biotech Ltd.
December 12, 2005
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